
Mail Stop 3561

September 9, 2016

Richard Xu
Chief Executive Officer
iFresh Inc.
7 Times Square, 37th Floor
New York, New York 10036

> **Re:** **iFresh Inc.**
> **Registration Statement on Form S-4**
> **Filed August 10, 2016**
> **File No. 333-213061**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note disclosure throughout the registration statement that the Amended and Restated Articles of Incorporation restricts the ability of any shareholder or group of shareholders from voting or exercising redemption rights with respect to more than 20% of the ordinary shares sold in the IPO. We further note disclosure about the number of shares the lead investor has agreed to hold and the number of shares the lead investor has agreed to vote in favor of the business combination. Please tell us whether the lead investor is restricted in the number of ordinary shares the lead investor can vote and for which the lead investor can exercise redemption rights. If so, please disclose the following:

   - Whether you have consented to the lead investor's ability to vote and redeem more than 20% of the shares acquired by the lead investor in the IPO and the terms of any agreement related to such consent;

- How Excess Shares are considered for purposes of determining a quorum; and

- The percentage of shares that the lead investor and Initial Shareholders have agreed to vote in favor of the Business Combination and Redomestication proposal out of the total number of shares that may be voted, excluding Excess Shares.

Cover Page of the Registrant Statement

2. It appears that each Right entitles the holder to receive one-tenth of an ordinary share upon consummation of an initial business transaction. Please revise your reference to one-seventh of an ordinary share in the registration fee table accordingly.

Questions and Answers about the Proposals

Q: Do any of E-compass's directors or officers have interests that may conflict . . . , page 2

3. Please disclose that the initial shareholders may purchase additional shares in the open market prior to the record date.

Prospectus Summary

The Redomestication, Business Combination and Acquisition Agreement, page 8

4. We note your statement here and throughout the prospectus that you do not expect there to be more than three million shares that exercise redemption rights based on your agreement with the Lead Investor not to redeem one million of its shares. Please tell us whether the Initial Stockholders have indicated whether they plan to exercise redemption rights.

The Acquisition Agreement, page 10

5. Please provide additional detail about your required debt financing as soon as you have additional information. Please also disclose whether you plan to seek more than $15 million in debt financing prior to closing. In this regard, we note the projections on page 50 assume that $25 million in debt financing is raised.

Risk Factors

If E-compass's security holders exercise their registration rights, page 30

6. Please place this risk factor into context by disclosing the date on which the initial shareholders' shares may be released from escrow.

There will be a substantial number of iFresh's common stock available for sale, page 32

7. We note your disclosure that following the expiration of the restricted period, there will be an additional 81,716,667 shares available for trading. Please tell us how you arrived at this number and disclose any anticipated issuances of equity securities. In this regard, we note that it appears that you will have approximately 17,310,000 ordinary shares outstanding following the redomestication and issuance of ordinary shares to former shareholders of NYM.

Capitalization, page 35

8. Please reconcile for us Cash and cash equivalents As Adjusted Assuming Maximum Redemption to the Pro Forma Condensed Combined Balance sheet on page 90. Please also tell your basis for presenting different amounts.

9. You disclose that Cash and cash equivalents As Adjusted Assuming no Redemption is calculated assuming E-compass Acquisition Corp. ("E-compass") does not make any permitted repurchases. However, the amount disclosed appears to assume the repurchase of 500,000 shares at a price of $10.00 immediately after the business combination. In this regard, the amount disclosed agrees to the similarly titled line item in the Pro Forma Condensed Combined Balance Sheet which assumes this repurchase. Please revise or explain why your current disclosure is reasonable.

10. The line item titled "Long-term debt, including current portion" does not appear to include the current portion of long-term debt. Please revise or explain why your disclosure is correct.

11. Please revise to include the NYM Holding, Inc.'s ("NYM") current and non-current note payable or explain why these amounts should not be included in the capitalization table.

12. Total capitalization is typically the sum of debt and shareholders' equity since that represents how the entity is capitalized. Please revise or advise.

Redemption Rights, page 39

13. Please quantify the number of share redemptions that would cause net tangible assets to be less than $5,000,001.

The Business Combination Proposal

Background of the Business Combination, page 44

14. Please provide additional disclosure about the scope of the discussions with the 5 potential targets identified on page 45, including whether NYM is included in this figure. Please provide additional detail about why you did not pursue the non-NYM targets.

15. Please discuss the role Mr. Hao played in the proposed transaction and when he was engaged as your special advisor.

16. Please provide additional disclosure about the internal discussions of E-compass management on March 10, 2016.

17. We note the numerous meetings that took place between July 19, 2016 and July 25, 2016 to negotiate the Acquisition Agreement. Please provide more detail regarding the issues discussed at these meetings.

18. We note that on July 25, 2016 the board of directors engaged in "considerable review and discussion" and the Acquisition Agreement was unanimously approved. Please disclose what the board of directors discussed and reviewed. For example, please disclose how the consideration to be paid was reached and whether any alternative forms or combinations of consideration were discussed, and provide additional detail about "how the value of NYM was determined."

E-compass Board's Reasons for the Approval of the Acquisition, page 47

19. Please tell us whether the operating cost projections referenced in the first bullet include operating cost projections for NYM. If so, disclose such projections.

20. Please provide us with supplemental support for your statements that "NYM is a leading Chinese grocery chain." In doing so, please disclose whether the statements are based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and disclose the basis of such belief. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Further, please disclose the metric by which "NYM is a leading Chinese grocery chain."

21. We note your disclosure about the anticipated growth in Asian-American population between 2014 and 2050. If known, please place this disclosure into context by quantifying the anticipated growth in Asian-American population in the markets that you plan to target.

22. Reference is made to the first and second bullet points on page 49 where you disclose Store Ming EBITDA for the fiscal year ended March 31, 2016 and expected typical new store EBITDA for the first three years after acquisition. Reference is also made to the first and third bullet points on page 106 where you disclose Store Ming EBITDA and Zen adjusted EBITDA for the year ended March 31, 2016. Please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

23. Please place your disclosure regarding the post-acquisition performance of Store Ming into context by providing disclosure about sales and EBITDA for Store Ming prior to NYM's acquisition.

Actual and Projected Financial Results, page 49

24. Please briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information. In this regard, we note that the projections assume the addition of 4 stores in FY2017 and 6 stores in FY2018. It appears this growth exceeds the number of stores added in any prior year. Please refer to Item 10(b) of Regulation S-K.

25. Please disclose how management calculated NYM's Enterprise Value to be $148 million, including any valuation method on which the calculation is based.

Other Considerations, page 53

26. We note the statement that the Board of Directors focused its analysis on "whether the proposed business combination is likely to generate a return for its shareholders that is greater than if the trust were to be liquidated." Please disclose the respective returns the board analyzed in order to come to its conclusion that the proposed merger represents a greater return than liquidation.

Material U.S. Federal Income Tax Consequences, page 54

27. Please tell us whether you plan on providing a tax opinion. If you do not, please provide your analysis as to why one is not required. Please refer to Sections III.B and III.C of Staff Legal Bulletin 19 (Oct. 14, 2011).

The Redomestication Proposal, page 72

28. We note your disclosure here that the Redomestication Proposal requires the affirmative vote of the holders of a majority of the E-compass shares outstanding. However, on page 3 the disclosure states that the Redomestication Proposal requires the affirmative vote of the holders of two-thirds of the E-compass ordinary shares outstanding. Please revise the prospectus to make the disclosure consistent throughout. In this regard, we note your disclosure on page 9 that the Business Combination is conditioned on a majority of shares

present and entitled to vote voting in favor of the Business Combination. However, your disclosure elsewhere indicates that approval of the Business Combination requires the affirmative vote of at least two-thirds of E-compass ordinary shares.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 92

29. Please tell us and consider disclosing how you determined $25,000,000 of debt financing and whether you have a financing commitment. Please also tell us and consider disclosing how this amount may vary depending on how many shares are redeemed.

30. Please disclose whether interest expense is computed using the current interest rate or the interest rate for which you have a commitment. If actual interest rates in the transaction can vary from those depicted, disclosures of the effect on income of a 1/8 percent variance in interest rates should be disclosed.

NYM's Business Model, page 100

31. We note your disclosure on page 100 that NYM has built "long-term relationships" with farms that supply Chinese specialty items. Please disclose whether any contractual relationships exist with these suppliers and if so, whether any of these contracts are exclusive. If so, please disclose the material terms of such contracts.

Management's Discussion and Analysis of Financial Condition and Results of Operations…

Results of Operation

Net Sales, page 117

32. In your analysis of results of operations on page 117, you attribute changes in your net sales to a combination of factors. For example, you disclose that net sales increased 2.6% due to promotional activities and increased customer traffic from a recently renovated store. Please separately quantify the impact of each material factor that you have identified.

33. Please separately quantify the amount of wholesale and retail sales that make up the "Net sales-third parties" line item.

Cost of sales, Occupancy costs and Gross Profit, page 117

34. We note your disclosure on page 103 that Strong America and NYMG allow you to sell products to NYM retail supermarkets at "attractive prices, ensuring attractive profitable margin." In this section, to the extent possible, please discuss how the profit margins

earned on wholesale sales compare to the margins earned on goods sold in NYM retail locations.

Liquidity and Capital Resources, page 119

35. Please provide management's estimate of the amount of future cash resources necessary to support NYM's development plan, including planned acquisitions and the development of an e-commerce platform.

Contractual Obligations, page 119

36. Please tell us your consideration of including notes payable, capital lease obligations and estimated interest payments on outstanding long-term debt obligations in the table of contractual obligations.

37. Please tell us your consideration of disclosing in a note to the table of contractual obligations whether operating lease obligations include common area maintenance, utility and tax payments to which you are obligated. If disclosed, provide context for the reader to understand the impact of such costs on your total operating lease obligations.

Critical Accounting Policies and Estimates, page 120

38. Critical accounting estimates are those estimates or assumptions where:

- The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and

- The impact of the estimates and assumptions on financial condition or operating performance is material.

Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise your disclosures to:

- Address why accounting estimates or assumptions bear the risk of change;

- Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;

- Describe the methods and key assumptions used and how the key assumptions were determined;

- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Financial Statements, page F-1

39. Please update the financial statements and financial information included in the filing to include interim periods ended June 30, 2016 and June 30, 2015. Refer to Rule 8-08 of Regulation S-X.

NYM Holding, Inc. and Subsidiaries Financial Statements

Notes to Consolidated Financial Statements

15. Income Taxes, page F-21

40. Please revise to provide unrecognized tax benefit related disclosures pursuant to ASC 740-10-50-15 and 15A.

41. We note the statement at the bottom of page F-22. Please advise whether there are any existing tax returns considered delinquent. We may have further comment.

E-Compass Acquisition Corp. Financial Statements

Notes to Financial Statements

Note 7 – Shareholders' Equity, page F-39

42. Reference is made to the first paragraph on page 15 which states that each of E-compass's ordinary shares consists of one ordinary share and one right to acquire 1/10 of an ordinary share of E-compass. Please tell us whether each ordinary share sold to the Initial Shareholders at a price of approximately $0.02 per share include a right to acquire 1/10 of an ordinary share. If so, please revise to disclose this fact in Note 7. Otherwise, please reconcile for us your disclosure on page 15 to the notes to financial statements.

Security Ownership of the Combined Company After the Business Combination, page 141

43. Please disclose the name of the individual with voting and investment control over the shares held by Shenwan Hongyuang Securities Co.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Mara L. Ransom
Assistant Director
Office of Consumer Products